June 15, 2009

VIA EDGAR

Mr. John Lucas
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Contango Oil & Gas Company
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 29, 2008
Form 10-Q for the Quarter Ended March 31, 2009
Filed May 11, 2009
Response Letter Dated March 26, 2009
File No. 001-16317

Dear Mr. Lucas:

We are in receipt of your comment letter dated June 10, 2009 with respect to the above captioned matter.

Pursuant to your earlier telephonic conversation with our counsel, I am writing to request the Securities and Exchange Commission for an extension of the deadline for our response to your comment letter. Due to the complexity of certain of the comments, we would like the deadline for our response to be extended to July 10, 2009.

Please feel free to contact me at (713) 960-1901 if you have any questions about the foregoing.

Sincerely,

CONTANGO OIL & GAS COMPANY

/s/ Kenneth R. Peak
Kenneth R. Peak
Chairman, Chief Executive Officer and Chief Financial Officer